SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	July 17, 2007 at 6.30 GMT

Kanavaranta 1 00160 Helsinki, Finland

P.O. Box 309 FIN-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso starts pre-feasibility study for a world-class pulp and paper mill in Russia

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has decided to start a pre-feasibility study for a pulp and paper mill complex in Nizhny Novgorod, Russia which will be undertaken in close co-operation with the Russian government. The objective is to manufacture paper for Russian consumers from Russian wood – in Russia.

“Russia is a key growth market for Stora Enso. We have already invested over EUR 300 million in establishing sawmills, corrugated packaging board mills and forest assets in the country. Now we are actively looking into taking the next step, encouraged by good experience with our existing operations in Russia and our unique expertise in all areas from forest management and wood harvesting to chemical pulping and paper manufacturing – many of these capabilities already existing in Russia. We will work closely with the federal ministerial levels and Nizhny Novgorod regional government to establish right investment conditions as regards infrastructure for logistics, forest rights and taxation in relation to the project,” says CEO Jouko Karvinen.

If the results of pre-feasibility and complete feasibility studies are favourable, the Stora Enso Board of Directors will then consider any proposed investment decision.

For further information, please contact:

Tim Laatsch, SVP, Communications, Stora Enso North America, tel. 715 422 4023

Jouko Karvinen, CEO, tel. +44 20 7016 3120

Hannu Ryöppönen, Deputy CEO, tel. +44 207 016 3114.

Markku Pentikäinen, EVP, Corporate Technology, Asia Pacific and Russia, tel. +358 400 498531

Kari Vainio, EVP, Corporate Communications, tel. +44 7799 348 197

Keith B. Russell, SVP, Investor Relations, tel. +44 7775 788 659

Previous press releases concerning Stora Enso’s recent major projects in Russia are available at www.storaenso.com/press

-	7 March 2007: Stora Enso expands its corrugated packaging business in Eastern Europe and Russia
-	24 May 2006: Stora Enso expands its corrugated packaging business in Russia

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel